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                              December 7, 2020

       Michael F. Sullivan
       Chief Executive Officer
       Amerityre Corporation
       1501 Industrial Road
       Boulder City, Nevada 89005

                                                        Re: Amerityre
Corporation
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed September 11,
2020
                                                            File No. 000-50053

       Dear Mr. Sullivan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Form 10-K for the Fiscal Year Ended June 30, 2020

       Item 9A Controls and Procedures
       Disclosure Controls and Procedures, page 26

   1.                                                   Please file an
amendment to disclose your company   s principal executive and principal
                                                        financial officers
conclusion regarding the effectiveness of your disclosure controls and procedures. Refer to
Item 307 of Regulation S-K.
 Michael F. Sullivan
Amerityre Corporation
December 7, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or John Cash, Accounting Branch
Chief at 202-551-3768 with any questions.



FirstName LastNameMichael F. Sullivan                     Sincerely,
Comapany NameAmerityre Corporation
                                                          Division of
Corporation Finance
December 7, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName